[redacted]

12011742

AB 3/2

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

UNITEI
SECURITIES AND EX(
Washingto

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-35061~~

8-57367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 East Capitol Street, Suite 402
(No. and Street)

Jackson (City) MS (State) 39201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Howard, President (601)592-4905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) TN (State) 38103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Howard, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BancorpSouth Investment Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Howard
President and Chief Executive Officer

Notary Public

STATE OF MISSISSIPPI
DOROTHY J. CHATMAN
NOTARY PUBLIC
ID No 82174
Comm Expires
August 8, 2014
RANKIN COUNTY

This report ** contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
___	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
___	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
___	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
x/(1)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
___	(m)	A copy of the SIPC Supplemental Report.
___	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	(o)	Supplementary Report of Independent Public Accountants on Internal Control Structure

(1) The Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BANCORPSOUTH INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of BancorpSouth Bank)

Financial Statements and Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Morgan Keegan Tower
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying statements of financial condition of BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank, as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 22, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Financial Condition

December 31, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	1,914,520	2,123,240
Advisory fees receivable		30,000	30,000
Commissions receivable		28,179	40,176
Due from parent, net		51,690	—
Securities owned, at fair value		311,169	11,148
Deposit with clearing organization		75,000	75,000
Furniture and equipment, net		101,895	136,459
Deferred income taxes, net		10,544	18,834
Other assets		2,100	299
	$	2,525,097	2,435,156
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation	$	166,389	198,401
Other liabilities		116,205	105,391
Due to parent, net		—	8,909
Total liabilities		282,594	312,701
Stockholder's equity:			
Common stock, without par value. Authorized, issued, and outstanding, 1 share		—	—
Additional paid-in capital		1,500,000	1,500,000
Retained earnings		742,503	622,455
Total stockholder's equity		2,242,503	2,122,455
	$	2,525,097	2,435,156

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Operations

Years ended December 31, 2011 and 2010

		2011	2010
Income:			
Commissions	$	4,252,433	3,897,808
Advisory fees		206,295	199,693
Interest		5,787	5,077
Other		6,502	—
		4,471,017	4,102,578
Expenses:			
Salaries and employee benefits		3,257,607	2,976,219
Clearing organization fees		313,866	338,052
Advisory fees		5,494	—
Registration fees and professional dues		226,976	181,718
Office occupancy and equipment		258,692	295,935
Communications and marketing		38,037	27,664
Other		167,375	303,724
		4,268,047	4,123,312
Income (loss) before income taxes		202,970	(20,734)
Income tax expense (benefit)		82,922	(5,204)
Net income (loss)	$	120,048	(15,530)

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2011 and 2010

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2009	$	—	1,500,000	637,985	2,137,985
Net loss		—	—	(15,530)	(15,530)
Balance at December 31, 2010		—	1,500,000	622,455	2,122,455
Net income		—	—	120,048	120,048
Balance at December 31, 2011	$	—	1,500,000	742,503	2,242,503

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income (loss)	$	120,048	(15,530)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on securities owned		(21)	(761)
(Gain) loss on sale of fixed assets		(4,000)	39
Depreciation		49,359	93,226
Deferred income taxes		8,290	8,725
Decrease (increase) in assets:			
Commissions receivable		11,997	(23,013)
Due from parent, net		(60,599)	(37,373)
Other assets		(1,801)	5,102
(Decrease) increase in liabilities:			
Accrued compensation		(32,012)	35,744
Other liabilities		10,814	4,594
Net cash provided by operating activities		102,075	70,753
Cash flows from investing activities:			
Purchases of securities owned		(303,000)	(3,000)
Redemptions of securities owned		3,000	30,000
Capital expenditures		(14,795)	—
Proceeds from sale of furniture and equipment		4,000	(33,368)
Net cash used in investing activities		(310,795)	(6,368)
Net (decrease) increase in cash and cash equivalents		(208,720)	64,385
Cash and cash equivalents at beginning of year		2,123,240	2,058,855
Cash and cash equivalents at end of year	$	1,914,520	2,123,240

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Operations

BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advisory and securities brokerage services. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company clears customer transactions through Pershing, LLC on a fully disclosed basis.

(b) Commissions

Commissions are recognized on a trade-date basis as securities transactions occur.

(c) Advisory Fee Income

Institutional advisory fees and retail advisory fees are recognized and received monthly and quarterly, respectively. Fees are based on either the month-end managed asset values or the average daily assets under management. In early 2008, the Company made a decision to exit the institutional advisory business. Managed asset values were approximately $21,000,000 and $51,000,000 at December 31, 2011 and 2010, respectively.

(d) Securities Owned

Securities owned by the Company at December 31, 2011 include approximately $302,000 of certificates of deposit and $8,000 of equity securities and all securities owned by the Company at December 31, 2010 were equity securities. These securities have a readily determinable fair value based on quoted market prices and other observable inputs such as quoted prices for similar assets, quoted prices in inactive markets, or inputs corroborated by observable market data. The fair values of equity securities are considered Level 1 values and certificates of deposit are considered Level 2 values in accordance with the fair value hierarchy as established in Accounting Standards Codification Topic 820, *Fair Value Measurement and Disclosures*, and there were no transfers between Levels of the fair value hierarchy in 2011 or 2010. All securities are carried at fair value on the balance sheet.

(e) Income Taxes

The Company's results of operations are included in the consolidated federal and state income tax returns filed by BancorpSouth, Inc., parent company of the Bank (the Parent). Taxes are allocated to each subsidiary member of the consolidated group at the maximum federal and state statutory rates for each subsidiary's taxable income or loss. The allocation of tax expense for the Company's net income is paid to the Parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The Company had no uncertain tax positions at December 31, 2011 or 2010.

(f) ***Cash Equivalents***

The Company considers only cash and money market mutual funds to be cash equivalents.

(g) ***Fair Value of Financial Instruments***

At December 31, 2011 and 2010, the carrying values of the Company's financial instruments approximate their fair values.

(h) ***Furniture and Equipment***

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

(i) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

Certain operating expenses are paid by the Bank on behalf of the Company and certain commission expenses are paid by the Company on behalf of the Bank. The Bank was liable to the Company for net operating expense reimbursements totaling $51,690 at December 31, 2011. The Company was liable to the Bank for net operating expense reimbursements totaling $8,909 at December 31, 2010. Additionally, the Company had $47,489 and $44,384 of cash on deposit with the Bank at December 31, 2011 and 2010, respectively. Most of the Company's offices are located within branch offices of the Bank. The Bank does not charge office rent for the use of this space.

(3) Furniture and Equipment

Furniture and equipment at December 31, 2011 and 2010 consist of the following:

		2011	2010
Leasehold improvements	$	61,450	58,217
Furniture, fixtures, and equipment		789,123	778,603
Software		345,845	345,155
Other		1,834	27,347
		1,198,252	1,209,322
Less accumulated depreciation and amortization		(1,096,357)	(1,072,863)
	$	101,895	136,459

Depreciation expense was $49,359 and $93,226 for the years ended December 31, 2011 and 2010, respectively.

(4) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2011, the Company's net capital exceeded required capital by $1,778,889 and the ratio of aggregate indebtedness to net capital was 0.14 to 1.

(5) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission since no such liabilities existed at December 31, 2011 and 2010 or at any time during the years then ended.

(6) Income Taxes

The current and deferred components of income tax expense (benefit) are as follows:

		2011	2010
Current:			
Federal	$	64,876	(12,108)
State		9,756	(1,821)
		74,632	(13,929)
Deferred:			
Federal		7,206	7,584
State		1,084	1,141
		8,290	8,725
	$	82,922	(5,204)

The differences between the income tax expense (benefit) shown on the statements of operations and the amounts computed by applying the federal income tax rate of 35% in 2011 and 2010 to income (loss) before income taxes follow:

		2011	2010
Expected income tax expense (benefit)	$	71,040	(7,257)
State income taxes, net		7,046	(442)
Nondeductible expenses		3,618	2,062
Tax credits and other, net		1,218	433
	$	82,922	(5,204)

(Continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets (liability) are as follows:

		2011	2010
Accrued vacation	$	27,320	28,459
Furniture and equipment		(16,645)	(10,483)
Other, net		(131)	858
	$	10,544	18,834

(7) Commitments and Contingencies

The Company, in the ordinary course of business, is subject to various pending or threatened legal actions, some of which involve matters that are significant to the accompanying financial statements. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Total stockholder's equity			$	2,242,503
Less nonallowable assets:				
Advisory fees receivable	$	30,000		
Deferred tax asset and due from affiliated companies		62,234		
Accounts receivable – other		2,800		
Furniture and equipment, net		101,895		
				196,929
Net capital before haircuts				2,045,574
Less haircuts				16,685
Net capital			$	2,028,889

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$	282,594
Net capital requirement	$	250,000
Excess net capital	$	1,778,889
Ratio of aggregate indebtedness to net capital		.14 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	2,044,748
Audit adjustments, net		(15,859)
Net capital per above	$	2,028,889

See accompanying independent auditors' report.

KPMG

KPMG LLP
Morgan Keegan Tower
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements of BancorpSouth Investment Services, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
February 22, 2012